EXHIBIT 99.3

SUBSCRIPTION RIGHTS TO PURCHASE UNITS CONSISTING OF SHARES

OF COMMON STOCK AND WARRANTS

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS

DISTRIBUTED TO SHAREHOLDERS

OF FIRST CAPITAL BANCORP, INC.

February     , 2012

To Shareholders:

This letter is being distributed by First Capital Bancorp, Inc. (the “Company”) to all holders of record (the “Recordholders”) of shares of Company common stock, par value $4.00 per share (the “Common Stock”), at 5:00 p.m., Eastern time, on February 10, 2012 (the “Record Date”), in connection with the rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for the purchase of Units. The Rights and Units are described in the offering prospectus dated             , 2012 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 8,913,513 Units, as described in the Prospectus. Each Unit consists of one share of Common Stock and a warrant to purchase one-half (1/2) of a share of Common Stock.

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on             , 2012, unless extended (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern time, on the Record Date. For every share you owned as of the record date for the Rights Offering, your basic subscription right gives you the opportunity to purchase three Units (the “Basic Subscription Right”) at the cash price of $2.00 per Unit (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern time, on the Record Date, you would receive 100 Rights and would have the right to purchase 300 Units for the Subscription Price.

If you purchase all of the Units available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any Units that are not purchased by our shareholders through the exercise of their Basic Subscription Right (the “Unsubscribed Units”), subject to the right of first refusal in favor of the standby purchaser and certain other limitations, availability and the allocation process described in the prospectus. If over-subscription requests exceed the number of Units available, we will allocate the available Units among the shareholders exercising the Over-Subscription Privilege by multiplying the number of units requested by each subscriber through the exercise of their Over-Subscription Privilege by a fraction that equals (x) the number of Units available to be purchased through Over Subscription Privileges divided by (y) the total number of Units requested by all subscribers through the exercise of their Over-Subscription Privilege.

You will be required to submit payment in full for all the Units you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Units prior to the expiration of the Rights Offering, if you wish to maximize the number of Units you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of Units available to you, assuming that no shareholders other than you and has purchased any Units pursuant to their

Basic Subscription Right. Fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of Units issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of the shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Units are available following the exercise of subscription rights under the Basic Subscription Rights and subject to the right of first refusal in favor of the standby purchaser.

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To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Units available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Units for which it actually paid in connection with the Over-Subscription Privilege.

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will expire at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to the use of First Capital Bancorp, Inc. Rights Certificates;

4.	Notice of Tax Information; and

5.	A return envelope addressed to Registrar and Transfer Company, the subscription agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Recordholder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained by contacting Registrar and Transfer Company at (800) 368-5948 or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the rights offering should be directed to Registrar and Transfer Company.

Very truly yours.

First Capital Bancorp, Inc.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF FIRST CAPITAL BANCORP, INC., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALP OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.